PLI 501 2004

ENDORSEMENTS

(Only we can endorse this contract.)

The first paragraph under Allocations is replaced with the following:

We will allocate 100% of any invested premium into the Money Market Investment Option until the tenth day after you receive this contract. At the end of that day (unless you ask us otherwise) we will re-allocate the amount in the Money Market Investment Option in accordance with the Initial Allocation of Invested Premium Amounts shown in the contract data pages.